BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Silver Standard Resources Inc.
     #1180 — 999 West Hastings Street
     Vancouver, B.C. V6C 2W2

2.   Date of Material Change

      November 13, 2003

3.   Press Release

     A news release was issued in Vancouver, B.C. on November 13, 2003.

4.  Summary of Material Change

Silver Standard Resources Inc. is pleased to report further excellent drill results from its wholly-owned La Pitarrilla silver project located approximately 170 kilometers northwest of Durango, Mexico. The assay results are part of an initial 16-hole, 2,500-meter program of reverse circulation drilling at this new silver discovery and are being followed up with a further 1,000-meter program that is close to completion.

5.  Full Description of Material Changes

      See attached news release 03-15.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.A. Quartermain, President and Director
                    Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 14th day of November, 2003

/s/ Linda J. Sue
_________________________________
Linda J. Sue, Corporate Secretary

November 13, 2003	Trading Symbols:
News Release 03-15	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD INTERSECTS 3.8 OZ./TON SILVER OVER 257 FEET
AT NEW SILVER DISCOVERY IN MEXICO

Vancouver, B.C. — Silver Standard Resources Inc. is pleased to report further excellent drill results from its wholly-owned La Pitarrilla silver project located approximately 170 kilometers northwest of Durango, Mexico. The assay results are part of an initial 16-hole, 2,500-meter program of reverse circulation drilling at this new silver discovery and are being followed up with a further 1,000-meter program that is close to completion.

The best results to date were located in the center of what is now called the Cordon Colorado silver zone. This zone, as defined by trenching, measures approximately 700 meters in strike length, 200 meters in width and is open along strike and at depth. Drill holes BP-14, 15 and 16 each exceeded 67 meters (220 feet) of mineralization with assay values of up to 3.9 ounces of silver per ton. BP-16 intersected 3.8 ounces of silver per ton over 256.6 feet (129.9 grams of silver per tonne over 78.2 meters) and BP-15, collared at the same location as BP-16, intersected 3.9 ounces of silver per ton over 220.1 feet (134.7 grams of silver per tonne over 67.1 meters). All three holes ended in mineralization, indicating significant lateral and depth potential in the newly discovered zone.

The Cordon Colorado zone appears to be related to structures and breccias associated with a collapsed caldera measuring 800 meters in diameter. The zone is located in the northwest perimeter of the collapsed caldera and the next six drill holes will define a fence 50 to 100 meters southeast of recently completed drilling. This fence is expected to provide additional information on surface silver mineralization delineated to date. Assay results are expected before year-end.

The Cordon Colorado zone is one of three silver zones and a gold zone that have been identified on the La Pitarrilla property. The Pe&ntidle;a Dike and Javalena Creek silver zones will be trenched and drilled in early 2004, in conjunction with additional drilling planned at Cordon Colorado. Silver Standard acquired the La Pitarrilla by staking in 2002 and has three other properties in Durango state that share similar surface characteristics.

As well as at La Pitarrilla, drilling is under way or completed at Maverick Springs, Nevada; Manantial Espejo in southern Argentina; and Diablillos in northern Argentina. Silver Standard is a significant silver resource company with projects in Australia, Argentina, Chile, Mexico, the United States and Canada. The company’s assets now include measured and indicated resources of 300.4 million ounces of silver and 1.1 million ounces of gold, plus inferred resources of 366.7 million ounces of silver and 1.1 million ounces of gold. Silver Standard is well financed with over US$12 million in cash and US$6 million in marketable securities, and is actively advancing its portfolio with drill programs and acquisitions.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

Cautionary note to U.S. investors concerning disclosure of estimates of measured, indicated and inferred mineral resources and contained ounces of silver: The terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured mineral resource and indicated mineral resource categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the measured and indicated mineral resource categories and the inferred mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

SELECTED LA PITARRILLA, MEXICO DRILL RESULTS - NOVEMBER 2003 *

Hole No.	Coordinates	From (in meters)	To (in meters)	Interval (in meters)	Silver Grade (in g/tonne)	Interval (in feet)	Silver Grade (in oz/ton)
BP-04 (1)	503160E 2810910N	2.0	64.0	62.0	172.9	203.4	5.0
BP-05 (1)	503324E 2810894N	0.0	99.6	99.6	49.0	326.8	1.4
BP-06	503038E 2810434N	5.1	27.4	22.3	51.1	73.2	1.5
BP-07 (2)	503108E 2810560N					Pending	Pending
BP-10 (1)	503124E 2810696N	24.4	40.6	16.2	46.2	53.1	1.3
BP-11 (1)	503124E 2810696N	19.3	78.2	58.9	90.0	193.2	2.6
	incl.	24.4	48.8	24.4	123.6	80.1	3.6
BP-12 (1)	503160E 2810768N	10.2	75.2	65.0	130.1	213.2	3.8
BP-13 (1)	503218E 2810834N	0.0	90.4	90.4	110.9	296.6	3.2
BP-14 (3)	503319E 2810802N	20.3	99.6	79.3	51.7	260.2	1.5
BP-15 (3)	503197E 2810830N	0.0	67.1	67.1	134.7	220.1	3.9
	incl.	31.5	67.1	35.6	157.3	116.8	4.6
BP-16 (3)	503197E 2810830N	0.0	78.2	78.2	129.9	256.6	3.8

(1)	Previously reported.
(2)	Assays pending.
(3)	Drill hole ending in mineralization.
(4)	BP 1, 2, 3, 8 and 9 were drilled outside the Cordon Colorado zone and defined the northwest extent of the zone and did not encounter any significant silver mineralization.

* Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Hermosillo, Mexico (preparation) and Vancouver, B.C. (analysis). All samples analyzed using four acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. One in 20 samples were duplicate assayed at BSI Inspectorate in Sparks, Nevada and selected high-grade samples were analyzed a second time for accuracy.